As filed with the Securities and Exchange Commission on June 27, 2016
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to __________________

Commission file number: 1-9044

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DUKE REALTY 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DUKE REALTY CORPORATION
600 East 96th Street, SUITE 100
INDIANAPOLIS, INDIANA 46240

DUKE REALTY 401(k) PLAN

Report of Independent Registered Public Accounting Firm
The Associate Benefits Committee
Duke Realty 401(k) Plan:

We have audited the accompanying statements of assets available for plan benefits of the Duke Realty 401(k) Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in assets available for plan benefits for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan's control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in assets available for benefits for the years ended December 31, 2015 and 2014, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of Schedule H, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of Schedule H, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP
Indianapolis, Indiana
June 27, 2016

DUKE REALTY 401(k) PLAN
Statements of Assets Available for Plan Benefits
December 31, 2015 and 2014
	2015	2014
Assets held by trustee:
Investments, at fair value:
Common and preferred stock	$32,201,422	$32,555,038
Corporate bonds	21,248	35,708
Money market funds	5,722,740	6,644,699
Mutual funds	85,568,026	88,942,399
Total investments	123,513,436	128,177,844
Receivables:
Employee contribution	89,562	—
Employer discretionary contribution	940,371	1,275,982
Employer match contribution	121,910	—
Notes receivable from participants	1,920,974	2,162,462
Unsettled trades	38,241	53,822
Total receivables	3,111,058	3,492,266

Assets available for plan benefits	$126,624,494	$131,670,110
See accompanying notes to financial statements.

DUKE REALTY 401(k) PLAN
Statements of Changes in Assets Available for Plan Benefits
Years ended December 31, 2015 and 2014
	2015	2014
Investment income:
Interest and dividends	$5,793,026	$6,419,794
Net (depreciation) appreciation in fair value of investments	(2,077,627)	8,888,203
Total investment income	3,715,399	15,307,997
Interest income on notes receivable from participants	91,944	88,037
Contributions:
Employer discretionary	940,371	1,275,983
Employer matching of salary deferral	1,853,584	1,872,405
Participants’ salary deferral	5,576,801	5,547,670
Participants’ rollover	227,263	43,645
Total contributions	8,598,019	8,739,703
Total additions	12,405,362	24,135,737
Deductions from assets attributed to:
Administrative fees	48,730	45,734
Benefits paid to participants	17,402,248	5,268,737
Total deductions	17,450,978	5,314,471
Net (decrease) increase	(5,045,616)	18,821,266
Assets available for plan benefits:
Beginning of year	131,670,110	112,848,844
End of year	$126,624,494	$131,670,110
See accompanying notes to financial statements.

DUKE REALTY 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(1)	Description of Plan
The following description of the Duke Realty 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan sponsored by Duke Realty Corporation (the Employer) covering all employees who are age 18 years or older. Employees are eligible to participate in the Plan on the first day of the calendar month following their hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Associate Benefits Committee is responsible for oversight of the Plan, as appointed by the Executive Compensation Committee of the Board of Directors of Duke Realty Corporation. The Associate Benefits Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Executive Compensation Committee.
During 2015, the Employer disposed of a significant portion of its office portfolio. In conjunction with that transaction, a number of employees were terminated such that a partial plan termination occurred and these employees became immediately vested.

(b)	Contributions
Eligible participants may elect to defer a percentage of their compensation to be contributed to their Employee Deferral Account. The Plan stipulates the minimum and maximum percentage that may be contributed, not to be less than 1% and not to exceed 75% of a participant’s compensation for each plan year, subject to limitations imposed by the Internal Revenue Service. The Plan currently offers each participant investment options including a number of mutual funds, common stock of the Employer, a money market fund, and a self-directed fund, which allows participants to direct their contributions into investments of their choice. The Employer matches 50% of participant contributions annually up to 6% of total compensation. The Employer matching contribution is limited to a participant’s first $265,000 of compensation ($260,000 in 2014). Effective June 2, 2008, this contribution is invested in the common stock of the Employer unless the participant elected to have the Employer matching contribution invested in other investment options. The Employer may also make discretionary contributions to the Plan to be invested in the common stock of the Employer. Participants are able to transfer all Employer contributions to an investment option of their choice. The Employer declared a discretionary contribution of $940,371 in 2015 (paid in 2016) and $1,275,982 in 2014 (paid in 2015).

(c)	Participant Accounts
Each participant’s account is credited (debited) with the participant’s contribution and Employer matching contribution, as well as allocations of the Employer’s discretionary contribution (when applicable), and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting
Participants are immediately vested in elective salary reduction contributions and the actual earnings thereon. Vesting in discretionary contributions, matching contributions, and the earnings thereon is based upon the years of service of the participant. A year of service means a plan year in which the participant completes at least 1,000 hours of service. A participant becomes 20% vested after one year of service and vests an additional 20% for each year of service thereafter and is 100% vested after five years of service. Participants who terminate employment due to retirement after age 59½, by death, or by total or permanent disability are automatically considered fully vested.

(e)	Notes Receivable From Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan repayment periods may not exceed five years except for the loans used to acquire a principal residence, in which case the repayment period may not exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%, and range from 4.25% to 9.25% at December 31, 2015 and have maturities from January 2016 through April 2025. Principal and interest is paid ratably through payroll deductions.

(f)	Benefits
Upon retirement, death, disability or other termination of employment, a participant’s vested account balance is to be distributed in a single lump-sum payment, and/or they can receive Employer stock for the portion of their vested account balance that was in Employer stock within 90 days of written request.

(g)	Forfeitures
Participants who terminate employment forfeit any non-vested portion of their account. Forfeitures are used to reduce the Employer matching contributions. In 2015 and 2014, Employer contributions were reduced by $41,000 and $47,063, respectively, from forfeited non-vested accounts. As of December 31, 2015 and 2014, there are $42,807 and $50,158, respectively, of additional forfeitures that have not yet been used to reduce Employer matching contributions.

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting.

(c)	Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Associate Benefit Committee determines the Plan's valuation policy utilizing information provided by the investment advisers and custodian. See note 6 for discussion of fair value measurements.
Net appreciation (depreciation) in fair value of investments is reflected in the statements of changes in assets available for plan benefits and includes realized gains and losses on investments bought and sold and the change in appreciation (depreciation) from one period to the next. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Acquisition costs are included in the cost of investments purchased, and sales are recorded net of selling expenses.

(d)	Benefit Payments
Benefits are recorded when paid.

(e)	Administrative Expenses
In 2015 and 2014, portfolio advisory service fees, service withdrawal fees, participant loan origination fees, participant loan maintenance fees, employer stock trustee fees, and employer stock sale/purchase fees were charged to participant’s accounts as incurred and all remaining usual and reasonable expenses of the Plan were paid by the Company.

(f)	Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document.

(g)	Recent Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III permits employee benefit plans to elect a practical expedient of using, as an alternative measurement date for plan investments, the month-end date closest to the plan’s fiscal year-end when the fiscal year-end does not coincide with a month-end. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Part I and Part III are not applicable to the Plan. Part II will be adopted in 2016 and is not expected to have a material impact on the financial statements.
In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820), Disclosures for Investment in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. It also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The requirements of the standard are effective for reporting periods in fiscal years that begin after December 15, 2015, with early adoption permitted. ASU 2015-07 is to be applied retrospectively. The Plan does not believe its adoption will have a material impact on its financial statements and related disclosures.

(3)	Plan Termination
Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination by the Employer, participants will become 100% vested in their accounts.

(4)	Investments
The following table represents the fair value of individual investments that exceed 5% of the Plan’s assets available for plan benefits as of December 31:

	2015	2014
Duke Realty Corporation Common Stock	$29,879,054	$29,707,588
Fidelity Spartan Total Market Index Fund Institutional	7,146,293	7,743,723
Invesco Growth and Income Fund - Class A	N/A	7,898,769
Invesco Growth and Income Fund - R6	6,754,314	N/A
John Hancock Disciplined Value Mid Cap Class I	7,142,822	7,712,752
Pimco Total Return Fund – Institutional Class	N/A	8,504,222
Prudential Total Return Bond Fund	8,203,297	N/A
T. Rowe Price Blue Chip Growth Fund	14,444,567	14,211,625

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2015	2014
Common and preferred stock	$852,574	$7,985,724
Corporate bonds	(1,461)	(850)
Mutual funds	(2,928,740)	903,329
	$(2,077,627)	$8,888,203

(5)	Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated January 29, 2016 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan.  The financial statement effects are recognized when the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain tax positions taken.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

(6)	Fair Value Measurements
FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1 – Unadjusted quoted prices accessible in active markets for identical assets or liabilities at the measurement date.
Level 2 – Unadjusted quoted prices for similar assets or liabilities in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.
Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets at fair value.  There have been no changes in the methodologies used at December 31, 2015 and 2014.
Money market funds, equity securities, and corporate bonds: Valued at the closing price reported on the active market on which the individual investments are traded.
Mutual Funds: Valued at closing price reported on the active market on which the individual funds are traded. Mutual funds held by the Plan are open ended mutual funds that are registered with the Securities & Exchange Commission (SEC). These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed actively traded. The Plan can redeem these investments daily, and there are currently no redemption restrictions on these investments.
The following tables summarize assets measured at fair value on a recurring basis as of December 31, 2015 and 2014.

December 31, 2015
Assets	Level 1	Level 2	Level 3	Total
Investments at fair value:
Bank loan	$36,887	$—	$—	$36,887
Bond	679,946	—	—	679,946
Common and preferred stock	32,201,422	—	—	32,201,422
Communications	16,104	—	—	16,104
Consumer cyclical	19,140	—	—	19,140
Consumer defensive	21,739	—	—	21,739
Corporate bonds	21,248	—	—	21,248
Diversified emerging markets	20,672	—	—	20,672
Fixed income	11,120,082	—	—	11,120,082
Foreign large blend	184,455	—	—	184,455
Foreign large growth	70,717	—	—	70,717
Foreign small/mid blend	245,259	—	—	245,259
Health	123,831	—	—	123,831
High yield bond	245,728	—	—	245,728
Industrials	21,074	—	—	21,074
Intermediate term bond	513,269	—	—	513,269
International	6,542,868	—	—	6,542,868
Large blend	323,506	—	—	323,506
Large growth	148,661	—	—	148,661
Large value	60,843	—	—	60,843
Long/short equity	192,376	—	—	192,376
Managed futures	99,562	—	—	99,562
Market neutral	95,127	—	—	95,127
Mid-cap blend	30,055	—	—	30,055
Mid-cap growth	43,254	—	—	43,254
Mid-cap value	44,747	—	—	44,747
Mid/large cap stock	59,343,571	—	—	59,343,571
Moderate allocation	187,659	—	—	187,659
Money market funds	5,722,740	—	—	5,722,740
Multi-sector bond	54,884	—	—	54,884
Other	52,972	—	—	52,972
Real estate	18,188	—	—	18,188
Short term bond	276,958	—	—	276,958
Small blend	53,712	—	—	53,712
Small cap stock	4,227,756	—	—	4,227,756
Small growth	23,834	—	—	23,834
Target date 2031 - 2035	268,036	—	—	268,036
Technology	51,858	—	—	51,858
Utilities	17,988	—	—	17,988
World allocation	29,183	—	—	29,183
World stock	61,525	—	—	61,525
Outstanding at December 31, 2015	$123,513,436	$—	$—	$123,513,436

December 31, 2014
Assets	Level 1	Level 2	Level 3	Total
Investments at fair value:
Bank loan	$105,294	$—	$—	$105,294
Basket	214,688	—	—	214,688
Bond	198,769	—	—	198,769
Common and preferred stock	32,555,038	—	—	32,555,038
Communications	16,618	—	—	16,618
Consumer defensive	20,604	—	—	20,604
Corporate bonds	35,708	—	—	35,708
Diversified emerging markets	23,781	—	—	23,781
Energy limited partnership	153,101	—	—	153,101
Fixed income	11,722,034	—	—	11,722,034
Foreign large blend	307,446	—	—	307,446
Foreign large growth	78,461	—	—	78,461
Global real estate	127,863	—	—	127,863
Health	86,488	—	—	86,488
High yield bond	149,933	—	—	149,933
Industrials	20,493	—	—	20,493
Intermediate term bond	221,570	—	—	221,570
International	6,351,335	—	—	6,351,335
Large blend	185,519	—	—	185,519
Large growth	186,474	—	—	186,474
Large value	101,348	—	—	101,348
Long/short equity	285,483	—	—	285,483
Mid-cap blend	61,557	—	—	61,557
Mid-cap growth	72,558	—	—	72,558
Mid-cap value	51,229	—	—	51,229
Mid/large cap stock	62,320,899	—	—	62,320,899
Miscellaneous region	15,281	—	—	15,281
Moderate allocation	65,593	—	—	65,593
Money market funds	6,644,699	—	—	6,644,699
Multi-sector bond	65,930	—	—	65,930
Other	102,975	—	—	102,975
Short term bond	175,626	—	—	175,626
Small blend	62,018	—	—	62,018
Small cap stock	4,804,482	—	—	4,804,482
Small growth	29,252	—	—	29,252
Small value	22,561	—	—	22,561
Tactical allocation	20,969	—	—	20,969
Target date 2031 - 2035	88,050	—	—	88,050
Technology	34,190	—	—	34,190
Utilities	20,257	—	—	20,257
World allocation	29,457	—	—	29,457
World bond	281,756	—	—	281,756
World stock	60,457	—	—	60,457
Outstanding at December 31, 2014	$128,177,844	$—	$—	$128,177,844

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(7)	Party-in-Interest Transactions
The following investment funds are sponsored by Fidelity Investments, the Trustee: Fidelity Retirement Money Market Portfolio, Fidelity Balanced Fund, Fidelity Freedom Funds, Fidelity Freedom Income Fund, Fidelity Inflation‑Protected Bond Fund, Fidelity Spartan International Index, and Fidelity Spartan Total Market Index Fund Institutional. Participant loans are made with individual participants of the Plan, and investments are made in the common stock of the Employer. Therefore, transactions in these investments are considered to be party-in-interest transactions.

(8)	Concentrations
At December 31, 2015 and 2014, approximately 24% and 23%, respectively, of assets available for plan benefits are invested in the Employer’s common stock.

(9)	Risks and Uncertainties
The Plan offers various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for plan benefits.

(10)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of assets available for plan benefits according to the financial statements as of December 31, 2015 and 2014, to the Form 5500:

	2015	2014

Assets available for plan benefits per the financial statements	$126,624,494	$131,670,110
Certain deemed distributions of participant loans	(156,993)	(147,493)
	$126,467,501	$131,522,617

The following is a reconciliation of the net increase (decrease) per the financial statements and the net income per the Form 5500 for the years ended December 31, 2015 and 2014:

	2015	2014

Change in certain deemed distributions of participant loans	$(9,500)	$(8,873)
Net increase (decrease) per the financial statements	(5,045,616)	18,821,266
	$(5,055,116)	$18,812,393

Certain deemed distributions represent active participants' loan balances that were in default and have been taxed to the participant (deemed loans). Amounts associated with deemed loans are included in the asset balance reported in the financial statements at December 31, 2015 and 2014, but are removed from the assets reported on the Form 5500.

11)	Subsequent Events
The Plan has evaluated subsequent events from the balance sheet date through June 27, 2016, the date at which the financial statements were available to be issued, and determined there were no additional items requiring disclosure.

DUKE REALTY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015
Party-in-			Current
interest	Identity	Description of investment	value
	Common Stock:
*	Duke Realty Corporation	Common stock	29,879,054
	Money market funds:
*	Fidelity	Fidelity Retirement Money Market Portfolio	$4,993,670
	Mutual funds:
	American Funds	American Funds Euro Pacific Growth Fund	5,126,456
*	Fidelity	Fidelity Balanced K Fund	4,633,330
*	Fidelity	Fidelity Freedom K 2005 Fund	100,041
*	Fidelity	Fidelity Freedom K 2010 Fund	111,214
*	Fidelity	Fidelity Freedom K 2015 Fund	243,547
*	Fidelity	Fidelity Freedom K 2020 Fund	2,890,475
*	Fidelity	Fidelity Freedom K 2025 Fund	2,158,189
*	Fidelity	Fidelity Freedom K 2030 Fund	3,365,660
*	Fidelity	Fidelity Freedom K 2035 Fund	2,864,732
*	Fidelity	Fidelity Freedom K 2040 Fund	1,729,922
*	Fidelity	Fidelity Freedom K 2045 Fund	1,080,365
*	Fidelity	Fidelity Freedom K 2050 Fund	682,529
*	Fidelity	Fidelity Freedom K 2055 Fund	92,176
*	Fidelity	Fidelity Freedom K 2060 Fund	403
*	Fidelity	Fidelity Freedom K Income Fund	416,407
*	Fidelity	Fidelity Inflation-Protected Bond Fund	2,400,337
*	Fidelity	Fidelity Spartan International Index	1,416,411
*	Fidelity	Fidelity Spartan Total Market Index Fund Institutional	7,146,293
	Invesco	Invesco Growth and Income Fund - R6	6,754,314
	Janus	Janus Small Cap Core Select Class	4,227,756
	John Hancock	John Hancock Disciplined Value Mid Cap Class I	7,142,822
	Prudential	Prudential Total Return Bond Fund	8,203,297
	T. Rowe Price	T. Rowe Price Blue Chip Growth Fund	14,444,567
	T. Rowe Price	T. Rowe Price Mid-Cap Growth Fund	4,003,034
			$81,234,277

	Participant directed brokerage account		7,406,435

*	Participant loans (interest rates ranging from 4.25% to 9.25% and maturities from January 2016 through April 2025.)		1,920,974
	Total		$125,434,410
*	Denotes exempt party-in-interest.
Historical cost information is not required in Schedule H, Line 4i - Schedule of Assets (Held at End of Year) for participant-directed investment funds.
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
DUKE REALTY 401(k) PLAN

Date: June 27, 2016	/s/ Denise K. Dank
Denise K. Dank Chief Human Resources Officer Chairman, Associate Benefits Committee